Exhibit 99.1

Vasta Platform Limited to Report Fourth Quarter 2020 Financial Results on March 30, 2021

São Paulo, Brazil, March 26, 2021 — Vasta Platform Limited (NASDAQ: VSTA) today announced that it will report fourth quarter 2020 financial results for the period ended December 31, 2020, after the market closes on Tuesday, March 30, 2021.

The Company will host a corresponding conference call and webcast on the following day, March 31st, at 9:00 a.m. Eastern time.

Investors may listen to the conference call (ID: 3386226) by dialing +1 (833) 519-1336 or (914) 800-3898 at 9:00 a.m. Eastern Time on March 31, 2021. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com.

About Vasta

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes they are uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality.

Contact

Investor Relations

ri@somoseducacao.com.br